SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2010 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by ZymoGenetics, Inc., a Washington corporation (the “Company”), relating to the tender offer by Zeus Acquisition Corporation (“Merger Sub”), a Washington corporation and wholly-owned subsidiary of Bristol-Myers Squibb Company (“Parent”), to purchase all outstanding shares of voting common stock of the Company, without par value (the “Shares”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO initially filed by Parent and Merger Sub with the SEC on September 10, 2010 (together with the exhibits thereto and as amended and supplemented from time to time prior to the date hereof, the “Schedule TO”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the tenth paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor” with the following:

“Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share based on the Probability Adjusted Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2010 through 2025, which were then discounted to September 30, 2010 using a mid-year convention, and included present value of future estimated net operating loss carryforwards. Goldman Sachs calculated implied prices per share of the Shares using illustrative terminal values in the year 2025 based on perpetuity growth rates ranging from 2.0% to 3.0%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Probability Adjusted Forecasts and market expectations regarding long-term growth of gross domestic product and inflation. These illustrative terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 10.0% to 14.0%. This range of discount rates was derived by Goldman Sachs utilizing a weighted average cost of capital analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for selected companies which exhibited similar business characteristics to the Company (the “Selected Companies”), as well as certain financial metrics for the Company, including its capital structure, and the United States equity markets generally. The applied discount rates ranging from 10.0% to 14.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. Goldman Sachs also assumed net debt based on the Company’s June 30, 2010 balance sheet figures. This analysis resulted in a range of implied present values of $7.66 to $14.55 per share.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the eleventh paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor” with the following:

“Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative present value of future share price analysis, which is designed to provide an indication of the present value of the potential future share price of a company’s equity as a function of the company’s potential future earnings and its assumed price to forward earnings per share multiple. Goldman Sachs calculated implied equity values per share for calendar year 2018 by applying price to net income per share multiples ranging from 18.0x to 22.0x to estimates of 2019 net income from the Probability Adjusted Forecasts. Goldman Sachs then calculated the present value of the implied per share equity values using discount rates ranging from 10.0% to 14.0%. This range of discount rates was derived by Goldman Sachs utilizing a cost of equity analysis based on the capital asset pricing model and taking into account certain financial metrics, including betas, for the Selected Companies, as well as certain financial metrics for the Company, including its capital structure, and the United States equity markets generally. The applied discount rates ranging from 10.0% to 14.0% were based upon Goldman Sachs’ judgment of an illustrative range based upon the above analysis. This analysis resulted in a range of implied present value per share of $6.83 to $11.21.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the word “March” from the first sentence of the twelfth paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor” and adding the following as a new second sentence:

“Goldman Sachs analyzed certain information relating to the following selected transactions in the biotechnology industry since 2004 with an equity value from $450 million to $3.0 billion.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following as a new third sentence at the end of the thirteenth paragraph under the subheading entitled “Opinion of the Company’s Financial Advisor”:

“Specifically, Goldman Sachs selected comparable transactions based on its professional judgment taking into account the following criteria: (i) the target company operated in the biotechnology industry and had a similar overall company profile; (ii) the size of the transaction; and (iii) the date the transaction was publicly announced.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs at the end of the section entitled “Litigation”:

“On September 17, 2010, the plaintiff amended the purported shareholder class action complaint captioned Rhonda M. Mesa v. ZymoGenetics, Inc., et al., adding allegations and a corresponding cause of action that the Company and its directors violated Section 14(d)(4) and 14(e) of the Exchange Act by issuing a Solicitation and Recommendation Statement on Schedule 14D-9 that omitted material facts and was materially misleading. The Company and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit.

On September 20, 2010, a purported shareholder class action complaint was filed in King County Superior Court. The complaint, captioned Eyster v. ZymoGenetics, Inc., et al., names as defendants the members of the Company Board, as well as the Company and Parent. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claims that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the Merger to benefit themselves personally. The complaint seeks injunctive relief, including to enjoin the transaction, in addition to attorneys’ and other fees and costs and other relief. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.

On September 21, 2010, the plaintiff amended the purported shareholder class action complaint captioned Krivan v. ZymoGenetics, Inc., et al., adding allegations that the Schedule 14D-9 filed by the Company on September 15, 2010 failed to fully and fairly disclose certain material information concerning the proposed transaction. The amended complaint, however, does not allege any additional causes of action. The Company and Parent believe the plaintiff’s new allegations, like the previous ones, lack merit.

On September 21, 2010, the three purported shareholder class action complaints previously filed in King County Superior Court, captioned Vereen v. ZymoGenetics, Inc., et al., Krivan v. ZymoGenetics, Inc., et al., and Jaung v. ZymoGenetics, Inc., et al., were consolidated into one as In re ZymoGenetics, Inc. Shareholder Litigation, Superior Court of Washington in and for King County, Docket No. 10-2-32389-9 SEA. The parties have agreed to expedited discovery, and a preliminary injunction hearing has been scheduled for October 7, 2010.

On September 23, 2010, a purported shareholder class action complaint was filed in the United States District Court for the Western District of Washington. The complaint, captioned Zhou v. Bruce L.A. Carter, Ph.D., et al., names as defendants the members of the Company Board, as well as the Company and Parent. The plaintiff alleges that the Company’s directors breached their fiduciary duties to the Company’s shareholders, and further claims that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint alleges that the proposed transaction between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices and that defendants agreed to the transactions to benefit themselves personally. The complaint seeks compensatory damages and injunctive relief, including to enjoin the transaction, and an order to permit a shareholders’ committee to ensure a fair procedure in connection with the proposed transaction. The complaint also seeks attorneys’ and other fees and costs, in addition to seeking other relief. The Company believes the plaintiff’s allegations lack merit and will contest them vigorously.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following paragraphs at the end of the section entitled “Employee Q&A”:

“On September 29, 2010, the Company emailed to its employees a list of questions and answers (the “Q&A”) regarding certain employment and benefits-related matters in connection with the Transactions. The Company also posted the Q&A on its internal website.

A copy of the Q&A is filed as Exhibit (a)(1)(K) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(1)(K)	Employee Q&A.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZYMOGENETICS, INC.

By:	/S/ JAMES A. JOHNSON
Name:	James A. Johnson
Title:	Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Dated: September 29, 2010